Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Registration No. 333-129871
[The following investor presentation was prepared by Allergan, Inc. in connection with the 24th Annual JPMorgan Healthcare Conference scheduled for January 11, 2006.]
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January 2006 Allergan Building Leadership in Specialties

Forward-looking Statements Supplemental Information Any statements in this presentation that refer to Allergan's projections or estimated future results are forward-looking statements that reflect the Company's current analysis of existing trends, information and current plans and current expectations regarding the proposed acquisition of Inamed corporation. Allergan disclaims any intent or obligation to update these forward-looking statements except as required by law. Actual results may differ materially from current expectations based on a number of factors affecting the Company's businesses or the proposed Inamed acquisition, including among other things, the following: changing competitive, regulatory and market conditions; inherent uncertainty associated with financial projections, which cannot be predicted with certainty; unpredictability and uncertainty associated with the timing and the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms; technological advances and patents obtained by competitors; approval, introduction and consumer acceptance of new products and continuing acceptance of currently marketed products; timely and successful implementation of strategic initiatives; uncertainty associated with the identification of and successful execution of external corporate development transactions and strategic alliance partnerships; the Company's ability to obtain and maintain a sufficient supply of its raw materials and products to meet market demand in a timely manner; matters affecting the economy in general, such as changes in interest and currency exchange rates; required regulatory approvals necessary to complete the Inamed acquisition may not be obtained in a timely manner, if at all; the anticipated benefits and synergies of the proposed Inamed acquisition may not be realized; the integration of Inamed's operations with Allergan's operations may be materially delayed or may be more costly or difficult than expected; and the proposed Inamed transaction may not be consummated. Additional information concerning these and other factors can be found under the heading "Certain Factors and Trends Affecting Allergan and its Businesses" in the Company's 2004 Form 10-K and the Company's Form 10-Q for the quarter ended September 30, 2005. Additional risk factors relating to the proposed Inamed acquisition and the potential risks and uncertainties that may affect that business combination or the combined company's operations if the acquisition is completed can be found under the heading "Risk Factors" in the Registration Statement on Form S-4 initially filed by the Company on November 21, 2005 in connection with the proposed Inamed acquisition and subsequently amended. Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO with the SEC in connection with the proposed Inamed acquisition and may from time to time file amendments or supplements to such documents. Stockholders should read these materials as they contain important information regarding the Company and the proposed transaction. These and other filings made by the Company with the SEC may be obtained without charge at the SEC's website at www.sec.gov or at Allergan's website at www.allergan.com.

Allergan: Building Leadership in Specialties Company Strategy Inamed Acquisition Update Growth Opportunities Leverage Near-Term Growth Drivers R&D Pipeline Conclusion

Restructure / Reorganization / Reinvest Optimize Fill out new therapeutic areas Bring new technology to market Portfolio analysis and resource allocation Restructure / Reorganize Europe, Japan, China Time 1998 1999 2000 2001 2002 2003 Migrate Beyond Eye Care AMO Spin- Off 2010 NEXT CHAPTER: Extend beyond Botox(r) Restructure / Reorganize Acquisition of Inamed Value of Allergan Continued Transformation of Allergan Management Focus 2003-2010

Continued Transformation of Allergan

2000 - 2005 ***Results Delivered***

- Significant approvals
- Transformation from a diversified Eye Care company to a Specialty Pharma company
- Created new markets & brands utilizing DTC
  - Restasis
  - *BOTOX®* Hyperhidrosis
  - *BOTOX®* Cosmetic
- Focused but top quartile sales / marketing & R&D investments
- Powerful investment profile

2006 - 2010 ***Building Leadership in Specialties***

- Creation of world leadership in medical aesthetics with pending Inamed acquisition
- Create new brands & markets
  - Silicone breast aesthetics
  - *Lap-Band®*
  - *Juvéderm*™ / New dermal fillers
- Entry into new large markets with unmet medical needs
  - Retinal therapeutics
  - Neuroprotection in glaucoma
  - Pain
  - Migraine
  - Urology
- Leverage SG&A
  - Sales forces with broader product ranges
  - Initial DTC investment

ALLERGAN

5

Building Leadership in Specialties

- Follow R&D technologies into specialties
- Build presence within specialties

Ophthalmology

Glaucoma
- Memantine

Retina
- Posurdex
- TKI
- Sirna 027

Dry Eye

Ocular Surface Disease

Medical Aesthetics

BOTOX
- Cosmetic

Physician Dispensed Creams
- MD Forte
- Prevage

Dermal Fillers
- *Juvéderm™*
- *Captique™*
- *Hylaform®*
- *Cosmoderm®*
- *Zyderm®*

Breast Aesthetics

Medical Dermatology

Tazorac Topical
- Cream
- Gel

BOTOX
- Hyperhidrosis

Neurosciences

BOTOX Therapeutic
- Headache, CD, JCP, etc.

GSK Co-promote
- Imitrex
- Amerge

Alpha Agonists
- Pain

GI Specialties

BOTOX
- Gastroparesis

PPI

Alpha Agonists
- IBD

Obesity Intervention
- *Lap-Band®*
- *BIB®*

Urology

BOTOX
- OAB
- BPH

Yellow/Shaded sections represent areas of interest for licensing and acquisitions

ALLERGAN

6

Acquisition consideration of $3.2B Brings global leadership in dermatology and plastic surgery channels Leading product portfolio includes: Breast aesthetics: augmentation and reconstruction Dermal fillers: collagen & hyaluronic- acid based products Obesity intervention products: Lap- Band(r), BIB(r) system (1) Based on Street estimates for calendar year 2005 (~Mid teens market growth) Facial Aesthetics Obesity Breast Aesthetics 0.17 0.27 0.56 2005E Revenues ~$444MM (1) Breast Aesthetics Facial Aesthetics Obesity Intervention (~25% market growth) (Gastric Band market [LAP-BAND(r)] growing at ~30%) Inamed: High Growth Markets

Source: MAT September 2005 Verispan VONA Retail-U.S. Dermatology & Plastic Surgery (Including Breast Aesthetics) Only (no mail order or institution) Includes only companies with primary business in branded therapeutics Medicis includes Restylane sales = $90MM Creating a World Leading Medical Aesthetics Franchise U.S. Derm & Plastic Surgery Allergan Medicis Amgen Galderma Novartis Inamed Aventis Mylan (Bertek) GSK Mentor Stiefel/Glades Connetics 3M J&J (Ortho) Roche BMS 0 100 200 300 400 500 600 Dollars ($MM) Pro Forma Allergan-Inamed Combined

* American Society for Aesthetic Plastic Surgery Creating New Markets: Botox(r) - #1 for Non-Surgical Aesthetic Procedures ASAPS* 2004 - Top 5 89% 86% 14% 88% 12% 95% 91% 11% 5% 9%

Broad Facial Aesthetics Portfolio & Pipeline (~ 25% Market Growth) * Based on publicly available data for Inamed Corporation * Based on publicly available data for Inamed Corporation

Breast Aesthetics (~ Mid teens Market Growth) Market Characteristics Aesthetics (~ 80% of market) U.S. & Canada: Currently 100% saline, as silicone approval in the U.S. is still pending International: 90+% silicone and <10% saline in all markets where silicone and saline compete U.S. Reconstruction and Revision (~ 20% of market; nearly all silicone) Product Characteristics Responsive Gel Implants Sold internationally Received Approvable Letter from FDA in September of 2005 Bio Dimensional Cohesive Gel Matrix Implant (Style 410) Next generation silicone implant; only customized implant on the market Currently marketed internationally. Number 1 silicone breast implant on the market and fastest growing breast implant model. PMA Amendment submitted to FDA in November 2005 * Based on publicly available data for Inamed Corporation

LAP-BAND(r) SYSTEM* Least invasive surgical option No cutting or stapling of the stomach wall or bowel Significantly lower mortality risk than other obesity surgical procedures** Low risk of nutritional deficiencies Adjustable & Reversible Gradual, sustained long-term weight loss Training & proctoring of physicians (similar to Botox(r)) Leverage Allergan's managed care / reimbursement infrastructure Obesity Intervention (Gastric Band Market growing @ ~ 30%) ** Source: The Australian Safety and Efficacy Register of New Interventional Procedures - Surgical 2002 * Based on publicly available data for Inamed Corporation

EPS Guidance Transaction-related financial guidance will be provided at the same time the 2006 AGN guidance is provided Anticipated Impact: 2006 neutral / 2007 accretive Sales Guidance for Businesses Breast Aesthetics Obesity Intervention Synergies Sales Cost Inamed Transaction Guidance

Integration Strategy and Priorities Stand-alone Allergan Medical Aesthetics site in Santa Barbara Leveraging Inamed brand and market position Retain Inamed sales force Integration with BOTOX(r) Cosmetic Core Inamed R&D presence Emphasis on continuity with customers and preserving technological leadership Best practices to be taken from both companies Enhanced product portfolio to boost cross-selling opportunities Maintain pharmaceutical focus in Irvine Separate Pharma R&D Commercial Pharma Operations Clear and rapid integration plan

Growth Opportunities: Significant New Markets Growth Opportunities: Significant New Markets ^ ^ ^ ^ ^ (3 - 5 years)

Growth Opportunities: Diversified Product Portfolio Estimated Peak Potential <$100 $100-200 $200-500 $500-1,000 >$1B Acular(r) Elestat(tm) Alocril(r) Tazorac(r) Topical Combigan(tm) Zymar(r) Triamcinolone Dermal Fillers Lumigan(r) Alphagan(r) Franchise Restasis(r) Refresh(r) Tears Line LAP-BAND(r) Memantine Posurdex(r) (Drug Delivery System) Breast Implants Botox(r)

Leverage: Personnel Investment to Drive Growth 1997* 2004 Sales force 750 1,400 +87% R&D 700 1,030 +47% Company 4,700 5,030 +7% R&D Sales Production Finance Marketing Admin. 31% 21% 20% 28% Half of employees in R&D and Sales Strong productivity gains Sales Growth 3.4 Times with flat headcount * Includes estimated adjustment for 2002 Advanced Medical Optics, Inc. spin-off

Ophthalmology Sales Forces Worldwide Worldwide Worldwide Note: Data as of August 2005

Leverage: SG&A Average 30.8% Pharmaceutical only, adjusted for non-GAAP items. See reconciliation at end of presentation. Pharmaceutical only, adjusted for non-GAAP items. 2005E is based on guidance provided on November 1, 2005. Excludes Medco Health Solutions, Inc. FY 2004 Allergan SG&A as a % of Sales

Near-Term Growth Drivers: Products Approved & Filed Note: Information regarding Inamed products is based on publicly available data for Inamed and Allergan Estimates.

Ophthalmology Allergan fastest growing global company YTD Q2 20051 Allergan well positioned in high growth segments Market Growth Q2 YTD '05 vs. '043 Therapeutic dry eye +84% Tears +11% Glaucoma +8% Retinal Therapeutics +64% Market Growth By Segment2 1. Excluding retinal therapeutics 2. Global Ophthalmics, Source: IMS Q205 YTD 3. Source: IMS Global Glaucoma +8% ARMD +64% Allergy +20% Tears/Dry Eye +19% Comb +6% Others +5% NSAIDs +6% Anti - Inf +2% - Inf Steroids +14%

Eye Care Performance * VONA Ophthalmology Only, Acquisition Dollars, 11/05 YTD ** Branded products only *** Represents branded products share of total U.S. Ophthalmology market #1 in U.S. Ophthalmology Channel* Fastest Growing Company both YTD & MAT Branded Trx Acquisition Share Ophthalmology Channel, 11/05 MAT Branded Trx Acquisition Share Ophthalmology Channel, 11/05 MAT Branded Trx Acquisition Share Ophthalmology Channel, 11/05 MAT

Restasis(r) : Creating a New Therapeutic Dry Eye Market Source: Verispan Weekly Data Source: Verispan Weekly Data Dec-05

Combigan(tm) Approved in Canada, Brazil, Germany, Switzerland, U.K., Australia Positive opinions 21 EU members Alphagan(r) is one of the preferred adjunctive therapies Now an opportunity to offer a powerful new adjunct Excellent results versus Cosopt(r) and Xalacom(r)1 In Brazil, Combigan(tm) unit sales surpassed Cosopt's(r) and Xalacom's(r)2 In Canada, Combigan(tm) surpassed Xalacom(r) in monthly new Rx share3 Cosopt(r) is the 2nd largest Glaucoma drug worldwide Cosopt(r) WW sales: $433M (Int'l sales $197M)4 1 Data as of December 2005 2 Comparison versus relative launch dates 3 Source: Brogan GPM Data 4 Source: IMS Q3 2005 MAT

Japan & China Large untapped markets where GSK has critical mass & local marketing/expertise Allergan to receive up-front payment and royalty payments United States Co-promotion of GSK's migraine products, Imitrex STATdose System and Amerge Enables Allergan to learn migraine market Contractual payments enable Allergan to double neurology salesforce Strategic expansion in Neurology Neurosciences: GlaxoSmithKline Partnership Maximizing value of Botox(r) assets

Significant R&D Growth * Adjusted for non-GAAP items. See reconciliation at end of presentation. ** Adjusted for non-GAAP items. 2005E is based on guidance provided on November 1, 2005. ^ $394** $346* $306* $228* $188* $164* $135* $98 - 50 100 150 200 250 300 350 400 1998 1999 2000 2001 2002 2003 2004 2005E R&D $ (in millions) 10% 12% 14% 16% 18% 20% R&D as a % of Sales +38% +15% +21% +34% +22% +13% ^+14%

Strong R&D Pipeline to Drive Long & Mid-Term Growth

Alpha Agonists Phase I completed in 2005 Treatment of neuropathic pain Allergan compounds seek to address the need for improved efficacy without common side effects including sedation PPI Phase I completed in 2005 Allergan's Pro-PPI seeks to address the need for a true once-a- day dosing with prolonged acid control due to sustained delivery Easily measured endpoint - PH in stomach Reloading the Pipeline Early Stage Development

Allergan's Evolving Portfolio in Specialties Eye Care Botox(r) New Technology Proton Pump Inhibitor Alpha Agonists: Neuropathic Pain, CNS Disease, Gastroenterology Botox(r) Development Headache Urology Eye Development Memantine Posurdex(r) Combigan(r) ARMD (Retinal Disease) World Leading Medical Aesthetics Franchise Botox(r) Cosmetic Dermal Fillers Breast Aesthetics Obesity Intervention LAP-BAND(r) Strategic Migration and Diversification Medical Aesthetics

Allergan - A Unique Company in the Pharma Industry Large Pharma Diversified Integrated Global R&D Market Cap > $10B Low Growth Limited Pipeline Relative to Size Specialty Pharma Solid Growth Prospects Leverage Lean & Efficient Undiversified Limited Pipeline Reliant on Licensing Biotech Solid Growth Prospects Integrated R&D Full Pipeline Undiversified Binary Event Risk Diversified Global Infrastructure Lean & Efficient Full Pipeline Integrated R&D Self Reliant Solid Growth Leverage Market Cap > $10B Allergan

Allergan Building Leadership in Specialties Multiple growth drivers with leading market share positions Fully integrated R&D Strong, diverse product pipeline continues to move forward Global infrastructure Large enough to command sufficient resources, small enough for nimble execution Strong Balance Sheet and Free Cash Flow generation Leveragability of P&L - SG&A

Forward-looking Statements Supplemental Information Any statements in this presentation that refer to Allergan's projections or estimated future results are forward-looking statements that reflect the Company's current analysis of existing trends, information and current plans and current expectations regarding the proposed acquisition of Inamed corporation. Allergan disclaims any intent or obligation to update these forward-looking statements except as required by law. Actual results may differ materially from current expectations based on a number of factors affecting the Company's businesses or the proposed Inamed acquisition, including among other things, the following: changing competitive, regulatory and market conditions; inherent uncertainty associated with financial projections, which cannot be predicted with certainty; unpredictability and uncertainty associated with the timing and the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms; technological advances and patents obtained by competitors; approval, introduction and consumer acceptance of new products and continuing acceptance of currently marketed products; timely and successful implementation of strategic initiatives; uncertainty associated with the identification of and successful execution of external corporate development transactions and strategic alliance partnerships; the Company's ability to obtain and maintain a sufficient supply of its raw materials and products to meet market demand in a timely manner; matters affecting the economy in general, such as changes in interest and currency exchange rates; required regulatory approvals necessary to complete the Inamed acquisition may not be obtained in a timely manner, if at all; the anticipated benefits and synergies of the proposed Inamed acquisition may not be realized; the integration of Inamed's operations with Allergan's operations may be materially delayed or may be more costly or difficult than expected; and the proposed Inamed transaction may not be consummated. Additional information concerning these and other factors can be found under the heading "Certain Factors and Trends Affecting Allergan and its Businesses" in the Company's 2004 Form 10-K and the Company's Form 10-Q for the quarter ended September 30, 2005. Additional risk factors relating to the proposed Inamed acquisition and the potential risks and uncertainties that may affect that business combination or the combined company's operations if the acquisition is completed can be found under the heading "Risk Factors" in the Registration Statement on Form S-4 initially filed by the Company on November 21, 2005 in connection with the proposed Inamed acquisition and subsequently amended. Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO with the SEC in connection with the proposed Inamed acquisition and may from time to time file amendments or supplements to such documents. Stockholders should read these materials as they contain important information regarding the Company and the proposed transaction. These and other filings made by the Company with the SEC may be obtained without charge at the SEC's website at www.sec.gov or at Allergan's website at www.allergan.com.

Reconciliation of Selected Non-GAAP Financial Measures "GAAP" refers to financial information presented in accordance with generally accepted accounting principles in the United States. In this presentation, Allergan included historical non-GAAP financial measures, as defined in Regulation G promulgated by the Securities and Exchange Commission, with respect to the year ended December 31, 2004, as well as the corresponding periods for 2003 through 1999. Allergan believes that its presentation of historical non-GAAP financial measures provides useful supplementary information to investors. The presentation of historical non-GAAP financial measures is not meant to be considered in isolation from or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States. In this presentation, Allergan reported the financial measures "SG&A" and "R&D" as adjusted for Non-GAAP items. Allergan uses SG&A and R&D to enhance the investor's overall understanding of the financial performance and prospects for the future of Allergan's core business activities. Specifically, Allergan believes that a report of SG&A and R&D provides consistency in its financial reporting and facilitates the comparison of results of core business operations between its current, past and future periods. SG&A and R&D are two of the primary indicators management uses for planning and forecasting in future periods. Allergan also uses SG&A and R&D for evaluating management performance for compensation purposes.

Reconciliation of Selected Non-GAAP Financial Measures Product Sales (in millions) Net Sales - Pharmaceutical Only $1,945.6 Other Sales (primarily Contract Sales) 100.0 Net Sales $2,045.6

Reconciliation of Selected Non-GAAP Financial Measures Footnote references are on separate slide. GAAP Non-GAAP Adjustments Adjusted GAAP Non-GAAP Adjustments Adjusted GAAP Non-GAAP Adjustments Adjusted Product Sales Net sales - pharmaceutical only $1,672.7 - $1,672.7 $1,357.2 - $ $1,357.2 $1,142.1 - $ $1,142.1 Non-pharmaceutical sales (primarily contract sales) 82.7 82.7 27.8 27.8 - - - Total 1,755.4 1,755.4 1,385.0 1,385.0 1,142.1 - 1,142.1 Cost of sales - pharmaceutical only 242.5 - 242.5 191.4 (3.7) (f) 187.7 198.1 - 198.1 Cost of sales - non-pharmaceutical 77.8 - 77.8 30.3 - 30.3 - - - Product gross margin 1,435.1 - 1,435.1 1,163.3 3.7 1,167.0 944.0 - 944.0 Research services margin 1.5 - 1.5 3.7 - 3.7 4.2 - 4.2 Selling, general and administrative 693.6 - 693.6 629.5 (39.2) (g) 590.3 481.1 (2.9) (n) 478.2 Research & development 763.5 (458.0) (a) 305.5 233.1 (4.7) (h) 228.4 227.5 (40.0) (l) 187.5 Legal settlement - - - 118.7 (118.7) (i) - - Technology fees from related party - - - - - - (0.7) (0.7) Restructuring charge (reversal) and asset write-offs, net (0.4) 0.4 (b) - 62.4 (62.4) (b) -- (1.7) 1.7 (m) - Operating income (loss) (20.1) 457.6 437.5 123.3 228.7 352.0 242.0 41.2 283.2 Interest income 13.0 - 13.0 15.8 - 15.8 30.6 - 30.6 Interest expense (15.6) - (15.6) (17.4) - (17.4) (18.1) - (18.1) Gain (loss) on investments - - - (30.2) 30.2 (j) - (4.5) 4.5 (j) - Unrealized gain (loss) on derivative instruments, net (0.3) 0.3 (c) - (1.7) 1.7 (c) - 4.2 (4.2) (c) - Contribution to The Allergan Foundation - - - - - - - - - Other, net (6.5) 0.9 (d) (5.6) - 1.0 (k) 1.0 6.1 (6.5) (o) (0.4) (9.4) 1.2 (8.2) (33.5) 32.9 (0.6) 18.3 (6.2) 12.1 Earnings (loss) from continuing operations before income taxes and minority interest (29.5) 458.8 429.3 89.8 261.6 351.4 260.3 35.0 295.3 Provision for income taxes 22.2 101.1 (e) 123.3 25.1 73.3 (e) 98.4 88.5 (1.5) (e) 87.0 Minority Interest 0.8 - 0.8 0.7 - 0.7 0.6 - 0.6 Earnings from continuing operations (52.5) $ 357.7 $ 305.2 $ 64.0 $ 188.3 $ 252.3 $ 171.2 $ 36.5 $ 207.7 $ Basic earnings (loss) per share from continuing operations ($0.40) $2.74 $2.34 $0.49 $1.46 $1.95 $1.30 $0.28 $1.58 Diluted earnings (loss) per share from continuing operations ($0.40) $2.71 $2.31 $0.49 $1.43 $1.92 $1.29 $0.26 $1.55 Estimated AMO Spin-off Adjustments Year Ended December 31, 2003 Year Ended December 31, 2002 Year Ended December 31, 2001 ($0.04) ($0.07) Diluted earnings (loss) per share from continuing operations with AMO Spin-off adjustments $1.88 $1.48 Total net sales 1,755.4 $ (45.9) $ (v) 1,709.5 $ 1,385.0 $ 6.5 $ (v) 1,391.5 $ 1,142.1 $ 28.8 $ (v) 1,170.9 $ Effect of adopting EITF 04-8 ($0.01) Adjusted Diluted Earnings per Share $2.30

Reconciliation of Selected Non-GAAP Financial Measures Footnote references are on separate slide. Footnote references are on separate slide.

Reconciliation of Selected Non-GAAP Financial Measures In-process research and development charge related to the acquisition of Bardeen Sciences Company, LLC and Oculex Pharmaceuticals, Inc. Restructuring charge (reversal) and asset write-offs, net related to the spin-off of AMO. Unrealized loss on the mark-to-market adjustment to derivative instruments. Loss on early extinguishment of debt. Tax effect for non-GAAP adjustments. Duplicate operating expenses of $2.6 million and restructuring charge and asset write-offs of $1.1 million related the spin-off of AMO. Duplicate operating expenses incurred related to the spin-off of AMO. Duplicate operating expenses of $0.7 million and partnering collaboration expense of $4.0 million. Legal settlement regarding Lumigan. Marked-to-market loss on investments and related third party collaborations. Partnering deal settlement of $5.0 million, gain on sale of facility (spin-related) of $5.7 million and loss on early extinguishment of debt of $11.7 million. In-process research and development charge related to the acquisition of Allergan Specialty Therapeutics, Inc. Restructuring charge reversal related to the 1998 Restructuring Charge. Duplicate operating expenses of $4.4 million related to the spin-off of AMO, net of income of $1.5 million from a partnering agreement. Gain on sale of facility (1998 restructuring-related) of $4.5 million and $2.0 million gain on the sale of divested pharmaceutical products in Brazil. Gain on sale of investments. Partnering agreement expenses. Final restructuring charge adjustment related to the 1996 Restructuring Charge. Restructuring charge reversal of $3.6 million and $0.8 million of asset gains, reducing write-offs recorded related to the 1998 Restructuring Charge Contribution to The Allergan Foundation. $9.3 million of income, net of expenses of $0.2 million, from partnering agreements and $1.1 of certain one-time costs. The adjustment to measure sales using constant currency.

January 2006 Allergan Building Leadership in Specialties